UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2008
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.
Full Name of Registrant

QUETZAL CAPITAL I, INC.
Former Name if Applicable

50 EAST RIVER CENTER BLVD., SUITE 820
Address of Principal Executive Office (Street and Number)

COVINGTON, KY 41011
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be
[X]
filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The audit of our 2008 financial statements cannot be completed without unreasonable effort or expense due to our late engagement of a new auditing firm.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Hawkins Accounting,                                                      c/o Richard Hawkins, CPA                                                                (310)553-5707
(Name)                                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).[X] Yes[  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?[  ] Yes[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Valley Forge Composite
Technologies, Inc.

Date                      March 31, 2009                                                                By           /s/ Louis J. Brothers
Louis J. Brothers
President, Chief Executive Officer,
Chief Financial Officer, and Chairman of the Board (Principal Executive Officer, Principal Financial and Accounting Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 31, 2009	By:	/s/ Louis J. Brothers
Louis J. Brothers
President, Chief Executive Officer, Chief Financial Officer, and Chairman of the Board

Date: March 31, 2009	By:	/s/ Larry K. Wilhide
Larry K. Wilhide
Director

Date: March 31, 2009	By:	/s/ Andrew T. Gilinsky
                                                                     Andrew T. Gilinsky
     Director

Date: March 31, 2009	By:	/s/ Richard N. Relac
Richard N. Relac  Director

Date: March 31, 2009	By:	/s/ Dr. Victor E. Alessi
     Dr. Victor E. Alessi
     Director

Date: March 31, 2009	By:	/s/ Raul A. Fernandez
     Raul A. Fernandez

Date: March 31, 2009	By:	/s/ Eugene Breyer
     Eugene Breyer
     Director

Exhibit1

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Form 10-K for December 31, 2008 for Valley Forge Composite Technologies, Inc.

Ladies and Gentlemen:

This letter is written pursuant to the requirement of Exchange Act Rule 12b-25(c) and in satisfaction of item (c) of Part II of Form 12b-25.

Hawkins Accounting is the independent registered accounting firm for Valley Forge Composite Technologies, Inc., and we are in the process of completing our audit of their consolidated financial statements as of and for the year ended December 31, 2008.  We are presently unable to issue our audit opinion before March 31, 2009, the filing due date of Form 10-K, as we are waiting for certain audit supporting documentation in order to complete our audit.

Los Angeles, California

March 31, 2009